EXHIBIT 99.1

Standard Lithium Reports Second Quarter 2026 Results

  Concluded Federal Government’s National Environmental Policy Act (“NEPA”) Review for the South West Arkansas Project (“SWA Project”) with a Finding of No Significant Impact
  Entered Two Key Construction Contracts for the SWA Project in Anticipation of a Final Investment Decision (“FID”)
  Remains On Track for FID and Starting Construction at the SWA Project in 2026

VANCOUVER, British Columbia, Aug. 10, 2026 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE.A: SLI), a leading near-commercial lithium company, today announced its financial and operating results for the three and six-month periods ended June 30, 2026.

“We had a very productive second quarter and year to date as we continue to advance important milestones and workstreams for the Company,” said David Park, Chief Executive Officer and Director of Standard Lithium. “We completed two of the primary deliverables required prior to taking a Final Investment Decision at the SWA Project by executing two key construction vendor contracts and concluding the environmental review process with the U.S. federal government under NEPA.”

“We will provide additional updates as we look to finalize the customer offtake and project financing processes, and our expectation for this year remains to approve FID and begin construction at the SWA Project. We also plan to improve our position and expand our leasehold footprint in East Texas, highlighted by the intended release of a Preliminary Economic Assessment for the Franklin project in the third quarter of this year.”

Highlights From Three-Month Period Ended June 30, 2026

All amounts are in US dollars unless otherwise indicated.

  Smackover Lithium Announces Last Key Construction Contract for the SWA Project Ahead of FID
  Entered into an engineering, procurement, construction and commissioning (“EPCC”) agreement with S&B Engineers and Constructors (“S&B”) for the Central Processing Facility for the SWA Project. S&B is an integrated EPC company with proven industrial construction expertise and a strong U.S. and regional presence. S&B will be supported by Hatch Ltd., a global engineering, project delivery and professional services firm with extensive experience in mineral resource projects, and specific experience designing and commissioning lithium projects. The EPCC agreement includes a Limited Notice to Proceed that allows work to continue on key activities to de-risk the SWA Project and optimize the construction schedule prior to a Full Notice to Proceed following a positive FID.
  Smackover Lithium Announces Key Construction Contract for the SWA Project
  Entered into an engineering, procurement, and construction management (“EPCM”) agreement with Wood Group USA, Inc. (“Wood”) focused on the upstream well field portion of the SWA Project. Wood is a global leader in consulting, engineering and operations for the energy and materials sectors and has significant expertise in managing complex, multi-disciplinary projects encompassing EPCM across diverse sectors, including lithium and broader minerals. The EPCM agreement also includes a Limited Notice to Proceed prior to a Full Notice to Proceed following a positive FID.
  Smackover Lithium Concludes National Environmental Policy Act Review for SWA Project with Finding of No Significant Impact (“FONSI”)
  The U.S. Department of Energy (“DOE”) concluded its review of the SWA Project under NEPA and issued a FONSI based on the Environmental Assessment prepared without imposing any further mitigation measures or conditions. This marked the successful completion of the U.S. federal government’s NEPA review process, which was required in connection with the awarding of a $225 million grant in January 2025 from the DOE’s Office of Critical Minerals and Energy Innovation.
  Standard Lithium Reaches Major Operational Milestones at Arkansas Demonstration Plant
  Reached three significant milestones at the Company’s large-scale demonstration plant: 1 million barrels of real brine processed and pumped in real-time from the Smackover Formation, over 15,000 Direct Lithium Extraction (“DLE”) cycles completed, demonstrating the fundamental performance targets for the core process technology to be used at the SWA Project, and roughly 340,000 man hours over six years of operating with zero incidents, underscoring Standard Lithium’s strong commitment to operational safety and best practices. The demonstration plant will continue to serve as a critical platform for process flowsheet optimization, operational data collection, engineering design input and employee training.
  Cash and working capital of $137.3 million and $137.1 million, respectively, as of June 30, 2026.
  The Company has no term or revolving debt obligations as of June 30, 2026.

SWA Project Final Investment Decision

Two of the four primary deliverables highlighted earlier this year that are required prior to taking FID at the SWA Project have now been completed – namely, executing the EPCC and the EPCM construction vendor contracts and receiving NEPA approval from federal regulators.

Smackover Lithium is actively advancing the two key remaining deliverables: customer offtakes and the project financing process. The partnership remains in advanced discussions with several prospective customers and aims to conclude all remaining offtake agreements by the third quarter. This will help to finalize the size and structure of the SWA Project debt, where due diligence and other customary processes are well underway and continue to progress in parallel with the offtake process.

Smackover Lithium continues to target taking FID later this year. Construction is planned to begin promptly following FID, enabling first commercial production of battery-quality lithium carbonate in 2029.

Three-Month Period Ended June 30, 2026 Webcast

The Company will hold a webcast to discuss its three-month period ended June 30, 2026 on Wednesday, August 12th at 4:30 p.m. ET. Live access as well as a replay will be available via webcast.

Webcast Details
Standard Lithium Q2 2026 Earnings Call and Webcast
August 12, 2026 4:30 p.m. Eastern Time (USA and Canada)

Attendee Webcast Link: https://events.q4inc.com/attendee/594691066

Consolidated Financial Statements

This news release should be read in conjunction with the Company’s Consolidated Financial Statements and MD&A for the three and six-month periods ended June 30, 2026, which are available on the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated DLE and purification process. The Company’s flagship projects are in the Smackover Formation, an attractive lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor, Standard Lithium is advancing the SWA Project, a greenfield project located in southern Arkansas, and actively advancing a promising lithium brine resource position in East Texas, including the highest known lithium brine grade project in North America, the Franklin project.

Standard Lithium trades on both the TSX Venture Exchange (“TSXV”) and the NYSE American under the symbol “SLI”. Visit the Company’s website at www.standardlithium.com for more information.

Department of Energy Acknowledgement and Disclaimer

This material is based upon work supported by the U.S. Department of Energy's Office of Critical Minerals and Energy Innovation under award Number DE-MS0000099. The views expressed herein do not necessarily represent the views of the U.S. Department of Energy or the United States Government.

Investor Inquiries
Daniel Rosen
+1 604 409 8154
investors@standardlithium.com

Media Inquiries
media@standardlithium.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “contemplate”, “target”, “plan”, “forecast”, “may”, “could”, “will”, “would”, “should”, “schedule”, “predict”, “budget”, “project”, “potential” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to the cost and timing of any development of the SWA Project, expected attributes of the SWA Project, regulatory or government requirements or approvals, continued exploration of the Franklin project, the anticipated timing of FID, construction of, and production at, the SWA Project, the size and quality of the Franklin project brine position, future expansion of leaseholds in East Texas, the timing and ability to complete vendor contracts, additional offtake agreements and SWA Project debt agreements, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.